As filed with the Securities and Exchange Commission on August 17, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Newell Rubbermaid Inc.
(Name of Subject Company (Issuer))
Newell Rubbermaid Inc.
(Name of Filing Person (Offeror))

5.50% Convertible Senior Notes due 2014
(Title of Class of Securities)
651229 AH9
(CUSIP Number of Class of Securities)
John K. Stipancich
Senior Vice President,
General Counsel and Corporate Secretary
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328
(770) 418-7000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
David McCarthy
Schiff Hardin LLP
233 South Wacker Drive
Suite 6600
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$699,194,250	$49,853

(1)	Estimated solely for purposes of calculating the amount of the fee. The valuation is calculated based on the product of (i) $2,026.65, which was the average of the high and low price for $1,000 principal amount of the 5.50% Convertible Senior Notes due 2014 (the “Notes”) on August 11, 2010, and (ii) the quotient of (x) $345,000,000, the aggregate principal amount of the Notes which are sought for exchange, and (y) $1,000.

(2)	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying .00007130 by the aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This tender offer statement on Schedule TO relates to an offer, or the Exchange Offer, by Newell Rubbermaid Inc., a Delaware corporation, or the Company, to exchange shares of its Common Stock, $1.00 par value per share, or Common Stock, a cash payment and cash in lieu of fractional shares of Common Stock, if any, for any and all of its outstanding 5.50% Convertible Senior Notes due 2014 (CUSIP No. 651229 AH9), or the Notes, upon the terms and subject to the conditions contained in the offer to exchange (as may be amended or supplemented from time to time, the Offer to Exchange) dated August 17, 2010, and the related letter of transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     This tender offer statement on Schedule TO is being filed in satisfaction of the requirements on Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information under the heading “Summary” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the issuer of the Notes is Newell Rubbermaid Inc. Its principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328 and the telephone number of its principal executive offices is (770) 418-7000.
     (b) Securities.
     The subject class of securities to be exchanged in the Exchange Offer is the Company’s 5.50% Convertible Senior Notes due 2014. As of August 16, 2010, $345.0 million aggregate principal amount of Notes was outstanding.
     (c) Trading Market and Price.
     The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information with respect to the Common Stock set forth under the heading “Market Prices of Common Stock” of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference.
     As required by Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company:

Mark D. Ketchum	President, Chief Executive Officer and Director
William A. Burke	President, Tools, Hardware & Commercial Products
Jay D. Gould	President, Home & Family
G. Penny McIntyre	President, Office Products
Juan R. Figuereo	Executive Vice President, Chief Financial Officer
James M. Sweet	Executive Vice President, Human Resources & Corporate Communications
Gordon C. Steele	Senior Vice President, Program Management Office and Chief Information Officer
John K. Stipancich	Senior Vice President, General Counsel and Corporate Secretary
Theodore W. Woehrle	Senior Vice President and Chief Marketing Officer
Hartley D. Blaha	President, Corporate Development
Paul G. Boitmann	President, Sales Operations and Global Wal-Mart
J. Eduardo Senf	President, Newell Rubbermaid International
Michael T. Cowhig	Chairman of the Board and Director
Thomas E. Clarke	Director
Scott S. Cowen	Director
Elizabeth Cuthbert-Millett	Director
Domenico De Sole	Director
Cynthia A. Montgomery	Director
Michael B. Polk	Director
Steven J. Strobel	Director
Michael A. Todman	Director
Raymond G. Viault	Director
     The business address and telephone number of each director and executive officer of the Company is: Three Glenlake Parkway, Atlanta, Georgia 30328 and the business telephone number is (770) 418-7000.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     (1) Tender Offers.

     (i) - (iii), (v) – (viii), (xi), (xii) The information under the headings “Summary,” “Questions and Answers about the Exchange Offer,” “The Exchange Offer,” and “Certain U.S. Federal Income Tax Considerations” in the Offer to Exchange is incorporated herein by reference.
     (iv), (ix), (x) Not applicable.
     (2) Merger or Similar Transactions.
     Not applicable.
     (b) Purchases.
     The Company does not believe that any Notes are owned by any officer, director or affiliate of the Company and therefore no Notes will be purchased by the Company from any such persons in the Exchange Offer.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The Notes were issued pursuant to an Indenture, dated as of November 1, 1995, as supplemented by a Supplemental Indenture, dated as of March 30, 2009, between the Company and Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), which are Exhibits (d)(i)-(ii) hereto.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information under the subheadings “Summary—Purpose of the Exchange Offer” and “The Exchange Offer — Purpose of the Exchange Offer” in the Offer to Exchange is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The Notes tendered in the Exchange Offer will be retired and cancelled.
     (c) Plans.
     (1) None.
     (2) None.
     (3) The information under the headings “Summary” and “Capitalization” in the Offer to Exchange is incorporated herein by reference.

     (4) None.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) None.
     (10) None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information under the subheading “The Exchange Offer — Fees and Expenses” in the Offer to Exchange is incorporated herein by reference. Assuming the Exchange Offer is fully subscribed by holders of the Notes, the Company will pay a cash payment of $55.2 million and will pay no accrued and unpaid interest, assuming a settlement date of September 15, 2010. In addition, the Company will pay cash in lieu of fractional shares. The Company will pay these amounts with cash on hand.
     (b) Conditions.
     None.
     (d) Borrowed Funds.
     None.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.
     (b) Securities Transactions.
     Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     With respect to solicitations in connection with the Exchange Offer, the information in the last paragraph on the Table of Contents page and under the subheading “The Exchange Offer — Solicitation” in the Offer to Exchange is incorporated herein by reference. In addition, none of the Company, the financial advisor, the exchange agent or the information agent is making any recommendation as to whether noteholders should choose to tender Notes in the Exchange Offer.
Item 10. Financial Statements.
     (a) Financial Information.
     (1) and (2) The financial statements set forth under (i) Part II, Item 8, pages 42 through 83 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and (ii) Part I, Item 1, pages 3 through 19 of the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2010 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.
     (3) The information under the heading “Ratio of Earnings to Fixed Charges” in the Offer to Exchange is incorporated herein by reference.
     (4) At June 30, 2010, book value per share for the Common Stock was $6.81.
     (b) Pro Forma Financial Information.
     The information under the headings “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Certain Unaudited Pro Forma Selected Financial Data” in the Offer to Exchange is incorporated herein by reference. At June 30, 2010, pro forma book value per share for the Common Stock was $5.73.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) None.
     (2) The Company is not aware of any federal or state regulatory approvals required for the consummation of the Exchange Offer, other than applicable securities laws.
     (3) None.
     (4) None.
     (5) None.
     (b) Other Material Information.
     The information contained in the Offer to Exchange is hereby incorporated by reference.

Item 12. Exhibits
EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange, dated August 17, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated August 17, 2010.

(b)	None.

(d)(i)	Indenture dated as of November 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 3, 1996).

(d)(ii)	Supplemental Indenture dated as of March 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (including the form of Notes for the Company’s 5.50% Convertible Senior Notes due 2014) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 24, 2009).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWELL RUBBERMAID INC.

Date: August 17, 2010	By:	/s/ John K. Stipancich

John K. Stipancich
Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange, dated August 17, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated August 17, 2010.

(b)	None.

(d)(i)	Indenture dated as of November 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 3, 1996).

(d)(ii)	Supplemental Indenture dated as of March 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JP Morgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (including the form of Notes for the Company’s 5.50% Convertible Senior Notes due 2014) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 24, 2009).

(g)	None.

(h)	None.